Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of the common stock, par value $0.0001 per share (the “Common Stock”), of Franklin Street Properties Corp. (“us,” “our,” “we” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the Common Stock in our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of Maryland General Corporation Law (the “MGCL”), and is qualified by reference to the Articles of Incorporation and the Bylaws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of capital stock, consisting of 180,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Our Articles of Incorporation authorize our board of directors to amend our Articles of Incorporation to increase or decrease the aggregate number of shares of capital stock or the number of shares of stock of any class without stockholder approval.

Common Stock

Voting Rights.    Subject to the provisions of our Articles of Incorporation regarding the restrictions on transfer and ownership of shares of our Common Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors.

Pursuant to the MGCL, a corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or consolidate or engage in similar transactions outside the ordinary course of business unless such action is advised by the board of directors and approved by the affirmative vote of holders of at least two-thirds of the shares of stock entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation’s articles of incorporation. Our Articles of Incorporation provide that we may amend the Articles of Incorporation (with several exceptions), merge, sell all or substantially all of our assets, engage in a share exchange or consolidate or engage in similar transactions outside the ordinary course of business, with the approval of the holders of a majority of the shares of stock entitled to vote on the matter. However, the MGCL permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Our Articles of Incorporation provide that in addition to any vote of the holders required by the terms of any then outstanding shares of preferred stock, the affirmative vote of at least 80%of the shares of our capital stock entitled to vote shall be required to:

●	add, amend or repeal any term or provision of our Articles of Incorporation in any respect that would, in the determination of our board of directors, cause us not to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, unless our board of directors has determined that such qualification is no longer in our best interests;
●	amend or repeal, or adopt any provision inconsistent with, the provisions of our Articles of Incorporation: establishing the standards and procedures for the removal of a director; eliminating the personal liability of a director or officer to us or our stockholders for monetary damages; requiring us to indemnify our directors, officers, employees, agents and other persons acting on behalf of or at the request of us to the fullest extent permitted from time to time by Maryland law; or establishing this super-majority voting requirement; and

●	adding to our Articles of Incorporation any provision imposing cumulative voting in the election of directors.

Dividends, Liquidation and Other Rights.    Subject to the preferential rights of any other class or series of our stock and to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of shares of stock, holders of shares of Common Stock are entitled to receive dividends on such shares of Common Stock if, as and when authorized by our board of directors, and declared by us out of assets legally available therefor. Such holders are also entitled to share ratably in the assets of our Company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves or other adequate provision for all debts and liabilities of our Company and any stock with preferential rights related thereto. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Holders of shares of Common Stock have no preference, conversion, exchange or sinking fund rights, have no preemptive rights to subscribe for any of our securities and generally have no appraisal rights. Subject to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of shares of stock, shares of Common Stock will have equal dividend, liquidation and other rights.

Power to Reclassify Our Unissued Shares of Stock.    Our board of directors is authorized by our Articles of Incorporation to classify and reclassify any of our unissued shares of capital stock by, among other alternatives, setting, altering or eliminating in any one or more respects, from time to time before the issuance of such shares, any feature of such shares, including but not limited to the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on such shares, without the approval of the holders of our Common Stock. As a result, our board of directors could authorize, without further action by the holders of our Common Stock, the issuance of shares of preferred stock that have priority over the shares of our Common Stock with respect to dividends, distributions and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our Common Stock or otherwise might be in their best interest.

Restrictions on Ownership

To maintain our qualification as a REIT, among other things, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly (taking into account certain constructive ownership rules under the Internal Revenue Code of 1986, as amended, or the tax code), by five or fewer individuals. Our Articles of Incorporation provide that no person may beneficially or constructively own more than 9.8% of the number or value of our outstanding shares, unless exempted by our Board in its sole and absolute discretion. Our Articles of Incorporation also provide that no person may transfer or acquire our shares to the extent that doing so would result in our outstanding shares being beneficially owned by fewer than 100 persons, and that no person may transfer, acquire or beneficially or constructively own shares to the extent that doing so would result in our violating the 50% ownership limitation described in the first sentence of this paragraph or would otherwise result in our failing to qualify as a REIT.

Our Articles of Incorporation also provide that on an annual basis we will use our best efforts to redeem any shares of our Common Stock from holders who desire to sell them. The purchase price paid by us will be 90% of the fair market value of the shares purchased, as determined by our board of directors in its sole and absolute discretion after consultation with an adviser selected by our Board. We have no obligation to redeem shares of our Common Stock during any period that our Common Stock is listed for trading on a national securities exchange.

Provisions of our Articles of Incorporation and Bylaws and Maryland Law that may have Anti-Takeover Effects

Board of Directors.    Our Articles of Incorporation and Bylaws provide that our board of directors may establish the number of directors as long as the number is not fewer than the minimum required under the MGCL. Following the 2019 annual meeting of stockholders, we amended our Articles of Incorporation to declassify our board of directors over a three-year period as the then-current terms of our directors expired. Accordingly, beginning with the annual meeting of stockholders in 2022, each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Except as may be provided by our board of directors in setting the terms of any class of preferred stock, any vacancy on our board of directors occurring for any reason, other than an increase in the number of directors, may be filled by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any vacancy on our board of directors created by an increase in the number of directors may be filled by a vote of a majority of our entire board of directors. Any director elected to fill a vacancy will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Removal of Directors by Stockholders.    Our Articles of Incorporation and Bylaws provide that members of our board of directors may only be removed for cause, and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the election of the directors. This provision, when coupled with the provision in our Bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Stockholder Nomination of Directors.    Our Bylaws provide that a stockholder must notify us in writing of any stockholder nomination of a director not earlier than the 150th day and not later than the 120th day prior to the first anniversary of the mailing date of the notice of the preceding year’s annual meeting.

Business Combinations.    Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

●	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or
●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the company and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of corporation; and
●	two-thirds of the votes entitled to be cast by holders of shares of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as described under the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions.    The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting of stockholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter. Votes entitled to be cast on the matter exclude votes of shares of stock in the corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election or directors: (1) a person who makes or proposes to make a control share acquisition; (2) an officer of the corporation; or (3) an employee of the corporation who is also a director of the corporation.

“Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;
●	one-third or more but less than a majority; or
●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, we may present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at the stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (2) to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation.

Our Bylaws contain a provision exempting from the control share acquisition statute all shares of our capital stock to the fullest extent permitted by Maryland law. We can provide no assurance that our board of directors will not amend or eliminate such provision at any time in the future. Our board of directors has the power to determine that the amendment or elimination of such provision applies to a control share acquisition that occurred prior or subsequent to such amendment or elimination.

Subtitle 8.    Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its articles of incorporation or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the articles of incorporation or bylaws, to any or all of the following five provisions:

●	a classified board;
●	a two-thirds stockholder vote requirement for removing a director;
●	a requirement that the number of directors be fixed only by vote of the directors;
●	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
●	a requirement that requires the request of the holders of at least a majority of all votes entitled to be cast to call a special meeting of stockholders.

To date, we have not made any of the elections described above, although, independent of these elections, our Articles of Incorporation and Bylaws contain provisions that require special meetings of stockholders to be called upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast, that the board has the exclusive power to fix the number of directors, that directors may be removed only for cause and by the vote of two-third of the votes entitled to be cast and that, generally, vacancies may be filled only by our board of directors.

Exclusive Forum for Certain Litigation. Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, any state court of competent jurisdiction in Maryland, or, if such state courts do not have jurisdiction, the United States District Court for the District of Maryland, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (b) any Internal Corporate Claim, as such term is defined in the MGCL, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Articles of Incorporation or Bylaws or (c) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended (the “Securities Act”). Although our Bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Amendment of Our Bylaws.    Our board of directors has the power to adopt, alter or repeal any provision of our Bylaws and to make new bylaws. In addition, stockholders may amend our Bylaws by the affirmative vote of the holders of a majority of all votes entitled to be cast on the matter pursuant to a binding proposal submitted by any stockholder.